

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2020

Brian Walker
Chief Accounting Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, Missouri 64106

>   **Re: UMB Financial Corporation**
>   **Form 10-K**
>   **Filed March 1, 2019**
>   **File No. 001-38481**

Dear Mr. Walker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance